Exhibit 99.1

Fortuna reports production of 1.9 million ounces of silver and 11,436 ounces of gold for the third quarter of 2019

Vancouver, October 15, 2019-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to report production results for the third quarter of 2019 from its two operating mines in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru. The Company produced 1.9 million ounces of silver and 11,436 ounces of gold plus base metal by-products. Silver and gold production for the first nine months of 2019 totaled 6.6 million ounces and 38,247 ounces respectively; being 1 percent above and 4 percent below the Company’s nine month projection respectively. Fortuna is on schedule to produce between 8.2 to 9.0 million ounces of silver and between 49 to 54 thousand ounces of gold or between 11.7 to 12.9 million Ag Eq1 ounces in 2019 in accordance with our annual production guidance (refer to Fortuna news release dated January 17, 2019).

Third Quarter Production Highlights

▪	Silver production of 1,937,293 ounces; 13 percent decrease over Q3 2018
▪	Gold production of 11,436 ounces; 9 percent decrease over Q3 2018
▪	Lead production of 7,157,229 pounds; 6 percent decrease over Q3 2018
▪	Zinc production of 11,517,861 pounds; 0.3 percent increase over Q3 2018
▪	Cash cost[2] for San Jose is US$70.8/t, slightly above 2019 annual cost guidance of between $63.5 to $70.1/t
▪	Cash cost[2] for Caylloma is US$93.0/t, is 5 percent above 2019 annual cost guidance of between $80.0 to $88.4/t

Consolidated Operating Highlights

	Third Quarter 2019			Third Quarter 2018
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	134,338	267,998		135,996	262,710
Average tpd milled	1,493	3,045		1,511	2,985
Silver[3]
Grade (g/t)	64	219		65	258
Recovery (%)	82.42	90.72		84.69	91.47
Production (oz)	228,168	1,709,125	1,937,293	239,253	1,991,211	2,230,465

	Third Quarter 2019			Third Quarter 2018
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.25	1.40		0.17	1.61
Recovery (%)	46.61	90.56		21.37	91.24
Production (oz)	494	10,942	11,436	155	12,387	12,542
Lead
Grade (%)	2.68			2.74
Recovery (%)	90.16			92.23
Production (lbs)	7,157,229		7,157,229	7,575,541		7,575,541
Zinc
Grade (%)	4.35			4.24
Recovery (%)	89.38			90.36
Production (lbs)	11,517,861		11,517,861	11,482,583		11,482,583

Notes to the first page and table above, as applicable:

1. Silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 72 to 1

2. Preliminary estimates of cash operating costs per tonne are subject to modification on final cost consolidation

3. Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate

4. Totals may not add due to rounding

San Jose Mine, Mexico

The San Jose Mine produced 1,709,125 ounces of silver and 10,942 ounces of gold in the third quarter of 2019, 8 percent and 13 percent below budget respectively. Average head grades for silver and gold were 219 g/t and 1.4 g/t, 8 percent and 14 percent below budget respectively. The decrease in silver and gold production during the third quarter is mainly due to scheduled mine production activities at lower grade stopes which is in line with the mine’s production program for the quarter. Silver and gold production for the first nine months of 2019 totaled 5.9 million ounces and 36,887 ounces respectively; being 1 percent above and 7 percent below the mine’s nine month projection. Annual production of gold and silver at the San Jose Mine is expected to be within the 2019 annual production guidance of between 7.3 to 8.1 million ounces of silver and between 49 to 54 thousand ounces of gold (refer to Fortuna news release dated January 17, 2019).

The San Jose Mine cash cost per tonne for the third quarter of 2019 is US$70.8; slightly above the annual guidance range due to higher ground support costs and increased mine contractor tariffs. Cash cost per tonne for the year is expected to be within the high end of the annual guidance range (refer to Fortuna news release dated January 17, 2019).

Caylloma Mine, Peru

The Caylloma Mine produced 228,168 ounces of silver in the third quarter of 2019, 1 percent above budget. The average silver head grade of 64 g/t was 3 percent above budget. Silver production for the first nine months of 2019 totaled 692,005 ounces; 1 percent above the mine’s nine month projection.

Lead and zinc production in the third quarter of 2019 was 7,157,229 pounds and 11,517,861 pounds respectively, 9 percent and 9 percent above budget respectively. The average head grades for lead and zinc were 2.68 % and 4.35%, 9 percent and 11 percent above budget respectively. Base metals production for the first nine months of 2019 totaled 21,304,857 pounds of lead and 33,986,132 pounds of zinc; being 2 percent and 8 percent above the mine’s nine month projection.

The Caylloma Mine cash cost per tonne for the third quarter of 2019 is US$93.0; 5 percent above the annual guidance range due to timing of indirect costs related to processing plant maintenance. Cash cost per tonne for the year is expected to be within the high end of the annual guidance range (refer to Fortuna news release dated January 17, 2019).

Qualified Person

Amri Sinuhaji, Technical Services Director – Mine Planning, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Sinuhaji is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#48305) and has reviewed and approved the scientific and technical information contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute "forward looking information" within the meaning of applicable Canadian securities legislation and "forward looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward looking Statements"). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; the future financial or operating performance of the Company; 2019 production and cost guidance; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as "estimated", "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna's mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company's plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.